Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

RESTATED CERTIFICATE OF INCORPORATION OF PERASO INC.

Peraso Inc. (the “Corporation”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware, does hereby certify that:

1. The Restated Certificate of Incorporation of the Corporation, filed with the Secretary of State of the State of Delaware on November 12, 2010, as amended on February 14, 2017, August 27, 2019 and December 15, 2021 (collectively referred to as the “Amended Restated Certificate”), is hereby amended by deleting paragraph (A) of Article IV of the Amended Restated Certificate in its entirety and substituting the following in lieu thereof:

“The Corporation shall be authorized to issue 140,000,000 shares of capital stock, of which 120,000,000 shares shall be shares of Common Stock, $0.001 par value (“Common Stock”) and 20,000,000 shares shall be shares of Preferred Stock, $0.01 par value (“Preferred Stock”) of which one (1) share, par value $0.01 per share, are designated “Series A Special Voting Preferred Stock” pursuant to the certificate of designation that created such series filed with the Secretary of State of the State of Delaware. Upon this Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Time”), every forty (40) shares of the Corporation’s common stock, par value $0.001 per share (the “Old Common Stock”), issued and outstanding immediately prior to the Effective Time, will be automatically reclassified as and converted into one (1) share of common stock, par value $0.001 per share, of the Corporation (the “New Common Stock”).

Notwithstanding the immediately preceding sentence, no fractional interest in a share of New Common Stock shall be issued to the holders of record of Old Common Stock in connection with the foregoing reclassification of shares of Old Common Stock, all of which shares of New Common Stock shall be rounded up to the nearest whole number of such shares. No stockholders will receive cash in lieu of fractional shares.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (after giving effect to the rounding of fractional shares as set forth in the immediately preceding paragraph), provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified.”

2. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

3. This Certificate of Amendment shall become effective as of January 2, 2024 at 4:01 p.m. Eastern Time.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its officer thereunto duly authorized this day of December 15, 2023.

PERASO INC.

By:	/s/ Ronald Glibbery
Name:	Ronald Glibbery
Title:	Chief Executive Officer